Financial Investors Trust
1290 Broadway, Suite 1100
Denver, Colorado 80203

March 23, 2017

VIA EDGAR

Ms. Kimberly Browning
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)
File Nos. 33-72424, 811-8194

Dear Ms. Browning:

Concurrently with this correspondence, the Registrant has filed Post-Effective Amendment No. 191 (“PEA 191”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. PEA 192 under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

PEA 191 is being filed to update the Registrant’s disclosures in Post-Effective Amendment No. 183 filed on December 30, 2016 (“PEA 183”), which included a prospectus and statement of additional information for the Rondure New World Fund and the Rondure Overseas Fund (each a “Fund”, and collectively the “Funds”).

PEA 191 includes: (i) changes to PEA 183 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on February 17, 2017, March 14, 2017; and March 22, 2017; (ii) certain other non-material information not previously included in PEA 183; and (iii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on February 17, 2017, March 14, 2017, and March 22, 2017 to PEA 183, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 183.

U.S. Securities and Exchange Commission
Division of Investment Management
March 23, 2017

Staff Comments:

1.	Staff Comment: Confirm that ticker symbols for each Fund as well as updated EDGAR filing information will be incorporated in PEA 191.

Registrant’s Response: Comment complied with. The Registrant confirms that ticker symbols for each share class of each Fund have been included in the prospectuses filed with PEA 191, and that the necessary EDGAR information has been incorporated.

2.
Staff Comment: With respect to the fees and expenses table for each Fund, confirm that PEA 191 will include fully completed tables, and that drafts of such tables will be provided to the Staff at least one week prior to the Funds’ proposed effective date.

Registrant’s Response: Comment complied with. PEA 191 includes fully completed fees and expenses tables for each Fund, drafts of which were previously provided to the Staff.

3.	Staff Comment: The Part C filed with PEA 183 indicates that the advisory agreement for each Fund will be filed subsequently. Please confirm that this is accurate.

Registrant’s Response: Comment complied with. The advisory agreement between the Registrant and Rondure Global Advisors, LLC (the “Adviser”) for the Funds has been included with PEA 191.

4.
Staff Comment: Please confirm that the fee waiver/expense reimbursement arrangement described in the footnotes to each Fund’s fees and expenses table will be contractually agreed-upon, and that the term of each such agreement will run for at least one year from the effectiveness date of PEA 191.

Registrant’s Response: Comment complied with. The Registrant confirms that the Funds’ fee waiver/expense reimbursement arrangement is contractual, and that the term of such contract runs through August 31, 2018. This date is disclosed in PEA 191.

5.
Staff Comment: With respect to each Fund’s fee waiver/expense reimbursement arrangement with the Adviser, please confirm and disclose that any recapture provisions permit the Adviser to recapture only if it does not cause the Fund’s expense ratio (after recapture) to exceed the lesser of (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of the recapture.

U.S. Securities and Exchange Commission
Division of Investment Management
March 23, 2017

Registrant’s Response: The Registrant confirms that the Funds’ fee waiver/expense reimbursement arrangements with the Adviser permit the Adviser to recapture only if any such recapture payments do not cause the Fund’s expense ratio (after recapture) to exceed the lesser of (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of the recapture. The Registrant will include disclosure to this effect in the footnotes to each Fund’s fees and expenses table.

6.
Staff Comment: With respect to the Rondure New World Fund (the “New World Fund”), please explain why Rule 35d-1 under the Investment Company Act does not apply to the phrase “new world” and why the Registrant does not believe an 80% investment test is required in this instance. Disclose and also include in your response an elaboration of how the Adviser will determine whether an investment is permissible in a particular country. If the Registrant intends, for purposes of any percentage-based tests under Rule 35d-1, to include issuers that are economically tied to a particular country or region, the Staff directs the Registrant to footnote 26 in the adopting release for Rule 35d-1.

Registrant’s Response: The Registrant has revised the first paragraph of the principal investment strategy discussion for the New World Fund to read as follows:

“The Fund will, under normal market conditions, invest at least 40% of its assets, calculated at the time of purchase, in equity securities of (i) issuers either organized or having headquarters in countries outside the United States, or (ii) issuers having a majority of their assets or revenues attributable to countries outside the United States. Collectively, such issuers will typically be organized, headquartered or economically linked to not less than three different countries other than the United States. Though the Fund may, subject to the requirements described above, invest in issuers located throughout the world, the Adviser expects that such issuers will typically have exposure to emerging or frontier markets, which the Adviser collectively regards as those countries excluded from the MSCI World Index of developed countries.”

The Commission had indicated in footnote 42 to the adopting release for Rule 35d-1 that, while the term “foreign” would be subject to the 80% requirement as it indicated “investment that are tied economically to countries outside the United States,” the terms “international” and “global,” insofar as they connoted diversification among “investments in a number of different countries throughout the world,” would not be subject to Rule 35d-1.1

[1]	Investment Company Names, Investment Company Act Release No. 24,828 (January 17, 2001).

U.S. Securities and Exchange Commission
Division of Investment Management
March 23, 2017

Based on additional information provided by the Adviser, the Registrant understands that the phrase “new world” as used in the Fund’s name is not meant to connote solely issuers in emerging or frontier markets, but rather issuers throughout the world, many of which have growing (though not always significant) exposure to emerging or frontier markets. In this context, the Registrant believes that the term “new world” (with the emphasis on the latter word) has more in common with the phrases “international” and “global” than with the term “foreign.”

As such, the Registrant believes that it would be appropriate, acknowledging the Staff’s comment and query, for the New World Fund to adopt a similar approach to the one outlined by the Staff in its correspondence to the Investment Company Institute dated June 4, 2012 (the “ICI Correspondence”).2 To that end, the Registrant has revised the New World Fund’s investment strategy discussion to state that it would invest at least 40% of its assets in “equity securities of (i) issuers either organized or having headquarters outside the United States, or (ii) issuers having a majority of their assets or revenues attributable to countries outside the United States,” and also to clarify that “[c]ollectively, such issuers will typically be organized, headquartered or economically linked to not less than three different countries other than the United States.”

The Registrant believes that the 40%/3 countries test as stated above is consistent with the guidance articulated in the ICI Correspondence, and that the secondary test for “issuers having a majority of their assets or revenues attributable to countries outside the United States” is consistent with footnote 26 in the adopting release for Rule 35d-1.

In order, however, to clarify the Adviser’s intent and to distinguish the New World Fund from other registered funds with the word “global” or “international” in their names, the Registrant also states that “the Adviser expects that such issuers will typically have exposure to emerging or frontier markets.” Based on discussions with the Adviser, the Registrant does not intend to state a minimum or range for the “exposure to emerging or frontier markets. Among other reasons, this is because certain issuers in which the Adviser may invest may not report the geographical breakdown of their revenues in a manner that distinguishes between developing and developed nations (e.g. a reference simply to “Asia”), and also because these levels of exposures may vary significantly over the life of an issuer, and that stating an excessively wide range of exposure levels reduces the meaningfulness of the information to shareholders.

7.	Staff Comment: Disclose that each Fund is non-diversified in the respective Fund’s investment strategy summary.

[2]	SEC Staff Comments on Fund Names (Rule 35d-1), ICI Memorandum 26215, dated June 4, 2012 (the “ICI Memorandum”).

U.S. Securities and Exchange Commission
Division of Investment Management
March 23, 2017

Registrant’s Response: Comment complied with. PEA 191 includes disclosure in each Fund’s investment strategy summary disclosing that the Fund is non-diversified.

8.
Staff Comment: With respect to each Fund, please revise the principal investment strategy and principal risk disclosure taking into account the guidance on derivatives provided in the letter from Barry Miller, Associate Director, SEC Office of Legal and Disclosure, to the Investment Company Institute. In particular, describe as applicable the specific types of derivatives that will be used and their attendant risks.

Registrant’s Response: Comment complied with. Based on information provided by the Adviser to the Funds, the Registrant understands that, except with respect to foreign exchange futures contracts or currency forward contracts, each Fund does not expect to use derivatives to a principal degree. As a consequence, PEA 191 has been revised such that the principal strategy disclosure and principal risk disclosure for the Funds does not refer generally to “derivatives” (except to briefly note that futures contracts are a type of derivative). In addition, the Registrant has revised the principal risk disclosure such that the following appears in place of the previous risk disclosure regarding “derivatives” generally:

“Futures and forward contracts risk. Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of an underlying asset at a price, date and time specified when the contract is made. A Fund that uses futures contracts, which are a type of derivative, is subject to the risk of loss caused by unanticipated market movements. In addition, there may at times be an imperfect correlation between the movement in the prices of futures contracts and the value of their underlying instruments or indexes and there may at times not be a liquid secondary market for certain futures contracts.

Forward currency contracts are contractual agreements to purchase or sell a specified currency at a specified future date (or within a specified time period) at a price set at the time of the contract. The Fund may not fully benefit from, or may lose money on, forward foreign currency transactions if changes in currency exchange rates do not occur as anticipated or do not correspond accurately to changes in the value of the Fund’s holdings. Both futures contracts and forward contracts are complex instruments which are subject to the risk that the counterparty to a transaction may not fulfill its contractual obligations and are also subject to risks associated with improper valuation.”

9.	Staff Comment: Please include disclosure in each Fund’s principal investment strategy discussion describing how the Adviser will decide which securities to sell.

U.S. Securities and Exchange Commission
Division of Investment Management
March 23, 2017

Registrant’s Response: Comment complied with. Each Fund’s principal investment strategy discussion has been revised to include the following sentence: “The Adviser uses a process of quantitative screening of the financial trends and health of each company in its investment universe followed by ‘bottom up’ fundamental analysis to identify high quality companies that it believes can provide sustainable returns and also to assess when it is time to sell a holding.”

10.
Staff Comment: The principal investment strategy discussion for each Fund indicates that the Fund may invest in “securities convertible into common stock.” Include disclosure regarding the extent to which such securities will be held as well as the anticipated characteristics of such convertible instruments (e.g. conversion triggers, credit quality, etc.). To the extent applicable, revise the Fund’s principal risk disclosure accordingly.

Registrant’s Response: Based information from the Adviser regarding the expected extent to which convertible securities will likely feature in each Fund’s portfolio, the Registrant has deleted the references to “securities convertible into common stock” from the Funds’ principal investment strategy discussions but will retain the existing discussion of “Convertible Securities” in the Funds’ Statement of Additional Information (“SAI”). The Adviser does not intend to focus on any particular type of convertible securities, but rather will consider various factors in assessing whether a given instrument is an appropriate investment for a Fund, including for example, issuer creditworthiness, protective conditions, and ratings (which factors are discussed in the SAI).

11.	Staff Comment: If either Fund intends to concentrate in any particular sector or region, indicate and articulate those accordingly and include attendant risk disclosure in plain English.

Registrant’s Response: Based on information provided by the Adviser, the Registrant notes that neither Fund intends to concentrate its investments in any particular sector or specific geographic region, other than as articulated in the 80% investment policy adopted by the Overseas Fund and the 40% investment policy adopted by the New World Fund in connection with Section 35(d).

12.
Staff Comment: The principal investment strategy discussion for each Fund refers to investment in “gold and other precious metals.” Clarify with specificity as to the precious metals that either Fund will hold, and whether exposure to such metals will be held directly (as physical commodities) or indirectly (for example through equity securities of an operating company active in the precious metals industry). Discuss the extent to which either Fund will have such exposure, how the Fund expects to obtain such exposure, and include the appropriate risk disclosure.

U.S. Securities and Exchange Commission
Division of Investment Management
March 23, 2017

Registrant’s Response: Comment complied with. Based on information provided by the Adviser, the Registrant has revised the principal investment strategy discussion for each Fund to: (i) remove references to precious metals other than gold; and (ii) include the following disclosure:

“The Fund may, from time to time and primarily for risk management purposes, hold either gold bullion or equity securities of issuers principally engaged in the gold industry (including securities of gold mining finance companies, gold mining operating companies, or gold-related investment companies). While neither the Fund’s holdings in gold bullion nor the Fund’s holdings of gold-related securities are, under normal market conditions, expected to exceed 5% of the Fund’s assets, the combination of such gold and gold-related holdings may constitute up to 10% of the Fund’s assets.”

The corresponding principal risk disclosure for each Fund has been restated to refer only to gold (omitting other precious metals), and also discusses general risks which the Registrant believes are relevant to both holdings of physical gold as well as securities of gold-related issuers. Further, the SAI for the Funds has been enhanced to include both specific risks relating to holdings of physical gold (including, for example, lack of current income derived from such holdings and additional custody and transaction considerations) as well as specific risks relating to gold-related issuers. These disclosures are excerpted below:

Gold Bullion Risk. Each Fund may, from time to time and primarily for risk management purposes, hold gold bullion. Holdings of physical gold may entail higher custody and transaction costs relative to holdings of securities. Holding gold in physical form results in no income being derived from such holding, unlike securities which may pay dividends or make other current payments. Gold held in physical form (even in a segregated account) involves the risk of delay in obtaining the assets in the case of bankruptcy or insolvency of the custodian. This could impair disposition of the assets under those circumstances. In addition, income derived from trading in gold must be closely monitored to avoid potentially negative tax consequences.

The price of gold has been subject to substantial upward and downward price movements over short periods of time and may be affected by changes in U.S. and foreign regulatory policies, unpredictable international monetary and political policies, such as currency devaluations or revaluations, economic conditions within an individual country, trade imbalances or trade or currency restrictions between countries and world inflation rates and interest rates.

U.S. Securities and Exchange Commission
Division of Investment Management
March 23, 2017

Gold-Related Issuers Risk. Each Fund may, from time to time and primarily for risk management purposes, hold securities of issuers principally engaged in the gold industry (including securities of gold mining finance companies, gold mining operating companies, or gold-related investment companies). The price of gold, which may be subject to substantial upward and downward price movements over short periods of time, is likely to affect the market prices of securities of companies mining, processing or dealing in gold, and, accordingly, the value of a Fund’s investments in such securities also may be affected. As with holdings in physical gold, holdings of gold-related issuers may be susceptible to changes in U.S. and foreign regulatory policies, unpredictable international monetary and political policies, such as currency devaluations or revaluations, economic conditions within an individual country, trade imbalances or trade or currency restrictions

13.
Staff Comment: The principal investment strategy discussion for each Fund also refers to the use of futures. Describe in greater detail the type of futures each Fund intends to hold, and the purpose(s) for which such futures will be held in light of the Fund’s investment objective and principal investment strategy. Discuss whether or not such use will necessitate either CPO or CTA registration by the Adviser.

Registrant’s Response: As noted in the response to Staff Comment No. 8, the Adviser believes that each Fund’s use of derivatives, to the extent such use rises to the level of a principal strategy or risk, is expected to be limited to foreign exchange futures contracts or currency forward contracts. The Adviser expects to manage the portfolio of each Fund such that the Adviser is eligible to rely on the exemptions contained in CFTC Rules 4.5 and 4.6(a)(2) relating to CPO and CTA registration respectively.

14.
Staff Comment: The principal investment strategy discussion for each Fund mentions investments in “corporate or government debt obligations with a variety of maturities and credit qualities.” Disclose, as applicable, the approximate extent either Fund will use such instruments and indicate the characteristics of such instruments (e.g., U.S. vs. non-U.S. issuances, debt components, reset terms, call provisions, whether non-investment grade instruments will be held, whether unrated instruments will be held, how the bonds will be rated (or how creditworthiness will be assessed if unrated), etc.). Include references to specific ratings and ratings agencies, and describe what each Fund’s duration policy will be with respect to such instruments. Include new or enhanced risk disclosure in accordance with the aforementioned characteristics of such debt instruments.

Registrant’s Response: The Registrant has revised each Fund’s principal investment strategy discussion to state that:

U.S. Securities and Exchange Commission
Division of Investment Management
March 23, 2017

“[t]he Fund may also invest in investment grade (rated Baa3/BBB- or higher by Moody’s or Standard & Poor’s respectively) corporate or government debt obligations (from U.S. as well as non-U.S. issuers, typically with average durations of two years or less, with a variety of maturities), and in foreign exchange futures contracts or currency forward contracts (for risk management purposes). The Fund does not intend to invest in unrated debt instruments.”

In addition, the Registrant has added the following principal risk factor relating to “Fixed Income Risk” with respect to each Fund:

“Fixed Income Securities Risk. A rise in interest rates typically causes bond prices to fall. The longer the duration of the bonds held by a fund, the more sensitive it will likely be to interest rate fluctuations. Duration measures the weighted average term to maturity of a bond’s expected cash flows. Duration also represents the approximate percentage change that the price of a bond would experience for a 1% change in yield.

An issuer may not make all interest payments or repay all or any of the principal borrowed. If debt obligations held by the Fund are downgraded by ratings agencies or go into default, or if management action, legislation or other government action reduces the ability of issuers to pay principal and interest when due, the value of those debt obligations may decline and the Fund’s share value and any dividends paid by the Fund may be reduced.”

15.
Staff Comment: The principal investment strategy discussion for the New World Fund refers to “participatory notes” as an example of securities “with equity characteristics” which the Fund may hold, but does not include a corresponding principal risk factor which discusses such investments. Please revise for consistency and confirm supplementally whether the New World Fund’s use of participatory notes is expected to reach 15% of the Fund’s assets.

Registrant’s Response: Comment complied with. The Registrant has included the following principal risk factor relating to “Participatory Notes Risk” with respect to the New World Fund:

“Participatory Notes Risk. Participatory notes (or “P-notes”) represent interests in securities listed on certain foreign exchanges, and thus present similar risks to investing directly in such securities. P-notes also expose investors to counterparty risk, which is the risk that the entity issuing the note may not be able to honor its financial commitments. The purchaser of a P-note must rely on the credit worthiness of the bank or broker who issues the P-note, and these notes do not have the same rights as a shareholder of the underlying foreign security.”’

U.S. Securities and Exchange Commission
Division of Investment Management
March 23, 2017

In addition, the Registrant confirms to the Staff that the Adviser does not expect the New World Fund’s use of participatory notes to approach 15% of the Fund’s assets under normal market conditions.

16.
Staff Comment: Each Fund indicates that “Liquidity Risk” will be a principal risk factor. Please confirm that this risk disclosure is consistent with each Fund’s principal investment strategy disclosure, since there is no specific indication that certain investments may be illiquid in those sections.

Registrant’s Response: Based on information from the Adviser, the Registrant believes the inclusion of a principal risk factor for “Liquidity Risk” is appropriate, in light of the fact that each Fund may invest in foreign securities and in securities of issuers with a wide range of market capitalizations. As discussed in the risk disclosure for those two types of investments, certain foreign securities transactions may be subject to delays in settlement, while securities of mid-cap or small-cap companies (for example) may be less liquid than those of large-cap companies.

17.
Staff Comment: With respect to the Rondure Overseas Fund (the “Overseas Fund”), the Staff’s position is that the Fund’s name does necessitate an 80% investment policy under Rule 35d-1. Please revise accordingly and include a reference to the full definition of “assets” under Rule 35d-1.

Registrant’s Response: The Registrant has revised the principal investment strategy discussion for the Overseas Fund to state the following:

“The Fund will, under normal market conditions, invest at least 80% of its assets, calculated at the time of purchase, in equity securities of (i) issuers either organized or having headquarters in developed countries outside the United States, or (ii) issuers having a majority of their assets or revenues attributable to developed countries outside the United States.”

The Registrant believes that the Overseas Funds’ 80% investment policy, as revised above, is consistent with other registrants likewise subject to Rule 35d-1. In addition, the Item 9 disclosure for both the New World Fund and the Overseas Fund includes a statement at the end of each Fund’s principal investment strategy section stating that “assets,” for purposes of the respective 40% and 80% investment policies, are defined as net assets, plus the amount of any borrowings for investment purposes

U.S. Securities and Exchange Commission
Division of Investment Management
March 23, 2017

18.
Staff Comment: The principal investment strategy discussion for each Fund suggests that the Adviser will identify issuers either “domiciled” in particular countries as well as issuers that have “the majority of their assets or revenues attributable” to particular countries (the Overseas Fund) or “significant assets or revenues attributable” to particular countries (the New World Fund). As stated in PEA 183, each Fund also refers to a test for “domicile” that looks to “where the company is organized, located, has the majority of its assets, or receives the majority of its revenue.” Please disclose or clarify, in plain English, how these various tests interact and operate.

Registrant’s Response: Comment complied with. The Registrant has restated in PEA 191 the principal investment strategy discussion for each Fund such that they refer to only two tests: The first test seeks to identify “issuers either organized or having headquarters” in a particular geographic group, and the second test seeks to identify “issuers having a majority of their assets or revenues attributable to” a particular geographic group. In the case of the New World Fund, that geographic group is “countries outside the United States” and in the case of the Overseas Fund, that geographic group is “developed countries outside the United States.” In the case of the New World Fund, a 40% test is applied, in accordance with guidance articulated in the ICI Correspondence, while in the case of the Overseas Fund, an 80% test is applied, in accordance with Rule 35d-1.

19.
Staff Comment: The Commission has noted that it would be permissible for an investment company to count a “synthetic” instrument towards fulfilling an 80% investment policy for purposes of Rule 35d-1 if the instrument has “economic characteristics similar to the securities included in that basket.”[3] Please confirm that the Funds will adhere to this approach.

Please also explain supplementally how the Funds will value derivatives for purposes of compliance with Rule 35d-1. Note that the Staff’s position is that Rule 35d-1 is an asset-based test, not an exposure-based test, and that as a consequence, the Staff’s position is that notional value should not be used in connection with assessing compliance with Rule 35d-1. Finally, confirm in each Fund’s Item 4 or Item 9 disclosure that the Fund will consider an underlying acquired fund’s investments for purposes of the 80% investment policy.

Registrant’s Response: The Registrant confirms that a Fund will: (i) count a synthetic instrument towards satisfaction of its 80% or 40% investment policy, as applicable, only if the synthetic instrument has economic characteristics similar to the securities included in that basket; and (ii) value derivatives at their fair market value for purposes of assessing compliance with Rule 35d-1 (in the case of the Overseas Fund) or with Section 35(d) (in the case of the New World Fund). In addition, the Item 9 disclosure for the Funds has been revised to state that an underlying acquired fund’s investments will be considered for purposes of compliance with the applicable percentage-based investment policy.

[3]	Investment Company Names, see FN 1 above.

U.S. Securities and Exchange Commission
Division of Investment Management
March 23, 2017

20.
Staff Comment: The Staff notes that a good deal of information is repeated verbatim across each Fund’s Item 4 and Item 9 disclosure. Pursuant to General Instruction C of Form N-1A, please streamline or clarify, as appropriate, in order to minimize excessive unnecessary duplication and to comply with Form N-1A requirements.

Registrant’s Response: Comment complied with. The Registrant has revised and streamlined the Item 4 disclosure for each Fund, and believes that the disclosure in PEA 191 is consistent with the instructions to Item 4 in Form N-1A.

21.
Staff Comment: The Item 9 disclosure for the Funds relating to “Non-Investment Grade Risk” appears to include an extraneous reference to “Gold and Precious Metals Risk.” Confirm supplementally whether either Fund intends to hold any non-investment grade debt.

Registrant’s Response: The Registrant has removed the extraneous reference. Based on information provided by the Adviser, the Registrant hereby confirms that neither Fund intends to hold any non-investment grade debt.

22.
Staff Comment: The section titled “Other Strategies” in the Funds’ Item 9 disclosure refers to “portfolio turnover.” If active and frequent trading is a principal strategy of either Fund, include a description of this in the Fund’s Item 4 disclosure and revise the Fund’s principal risk disclosure accordingly.

Registrant’s Response: Based on information provided by the Adviser, the Registrant confirms that active and frequent trading is not expected to be a principal strategy of either Fund.

23.
Staff Comment: The Funds’ “Other Strategies” section also refers to the Funds’ “Cash Position.” Please clarify, in plain English, how this disclosure relates to the discussion of “Temporary Defensive Investments” within the same section.

Registrant’s Response: Comment complied with. The Registrant has revised and combined the disclosure from the two sections into one section under the heading “Temporary Defensive Investments.”

U.S. Securities and Exchange Commission
Division of Investment Management
March 23, 2017

24.
Staff Comment: In the “Management” section of the Funds’ prospectus, please conform as appropriate the discussion of the Funds’ fee waiver/expense reimbursement arrangement to the disclosure in the footnotes to each Fund’s fees and expenses table and ensure that the discussion of recapture mechanisms is consistent with the Staff’s other comments on this topic.

Registrant’s Response: Comment complied with. The discussion of the fee waiver/expense reimbursement arrangement in the “Management” section has been conformed accordingly.

25.	Staff Comment: Please confirm supplementally whether the Adviser has recouped any amounts pursuant to its fee waiver/expense reimbursement agreement through this date.

Registrant’s Response: The Registrant confirms that, as each Fund has not yet commenced operations, no amounts have been recouped by the Adviser as of the date hereof.

26.
Staff Comment: With respect to the section titled “Buying Shares” in the Funds’ prospectus, and the paragraph beginning “[i]n order to by, redeem or exchange shares . . .” please clarify what price a shareholder will receive if the NYSE closes early. This section also indicates that a purchase request must be “in good order.” Please clarify in plain English what this entails throughout the Funds’ registration statement.

Registrant’s Response: Comment complied with. The disclosure under the heading “Buying Shares” has been restated to indicate that “[t]he net asset value and your share price may be determined earlier than 4 p.m. Eastern time in the event that the NYSE closes early.” In such an event, the shareholder would receive an offering price computed as of such earlier closing time. In addition, the Registrant has added disclosure in the Funds’ prospectus and SAI to the effect that a request or transaction will generally be regarded by a Fund as being in “good order” if it is received within the time frame prescribed, if it includes the information the Fund lists as being necessary, and (in the case of written requests or instructions) if the request or instruction is properly signed by an authorized person.

27.
Staff Comment: The section titled “Buying Shares” also states that “[i]t is the responsibility of the financial intermediary to insure that all orders are transmitted in a timely manner to the Fund” and that otherwise “you will receive the next business day’s price.” Please clarify the Registrant’s view as to whether this is consistent with Rule 22c-1 under the Investment Company Act.

U.S. Securities and Exchange Commission
Division of Investment Management
March 23, 2017

Registrant’s Response: The Registrant has revised the disclosure in the Funds’ prospectus to state the following, which the Registrant believes is consistent with Rule 22c-1:

“BUYING SHARES
In order to buy, redeem or exchange shares at that day’s price, you must place your order with the Fund or its agent before the New York Stock Exchange (“NYSE”) closes (normally, 4 p.m. Eastern time). Orders received by financial intermediaries authorized to do so on behalf of the Fund prior to the close of trading on the NYSE will be confirmed at the offering price computed as of the close of the trading on the NYSE. If the NYSE closes early, you must place your order prior to the actual closing time. The net asset value and your share price may be determined earlier than 4 p.m. Eastern time in the event that the NYSE closes early. As noted below in the section titled “By Broker/Intermediary,” the Funds have authorized one or more broker/intermediaries to receive on their behalf purchase and redemption orders. If your broker/intermediary has not been authorized to receive orders on behalf of the Fund, your order or request will not be accepted and processed by the Fund. Please contact your broker/intermediary if you are not sure if they have been authorized by the Funds.”

As restated, the disclosure seeks to clarify that orders received in a timely manner by authorized financial intermediaries will receive a price “based on the current net asset value of such security which is next computed after receipt of . . . an order to purchase or sell such security,” consistent with Rule 22c-1. The disclosure also urges prospective purchasers to contact their brokers/intermediaries to verify if the broker/intermediary has been authorized by the Fund, as an order received via an unauthorized broker/intermediary will not be accepted or processed.

28.
Staff Comment: The Statement of Additional Information (“SAI”) for the Funds includes a section titled “Additional Investment Activities and Risks.” Please clarify what the word “additional” means in this context, and in particular, whether the topics discussed in this section are intended to refer to principal or non-principals strategies/risks. In connection therewith, confirm that all principal strategies and risks have been disclosed in the Funds’ respective prospectuses, and clarify the distinctions between principal and non-principal items in the SAI.

Registrant’s Response: Comment complied with. The heading to the SAI section in question has been restated as “Additional Information Regarding the Funds’ Investment Activities and Risks.” The section in question serves two purposes: as the heading implies, it provides additional information regarding certain investment types or activities that supplements principal strategy or risk disclosure appearing in the prospectuses. In addition, however, the section provides disclosure on investment types or activities that the Funds regard as non-principal, and which consequently have received abbreviated or no mention in the prospectuses.

In the interest of clarity, the Registrant has included a table in the introduction to this section to distinguish between principal and non-principal items. The Registrant supplementally confirms that all principal strategies and risks have, in its view, been adequately disclosed in the prospectuses.

U.S. Securities and Exchange Commission
Division of Investment Management
March 23, 2017

29.	Staff Comment: In the Funds’ SAI, enhance the disclosure to clarify the Adviser’s posture with respect to CPO or CTA registration and indicate the likelihood of such registration.

Registrant’s Response: Comment complied with. The Registrant has revised the SAI disclosure to state that:

“. . . to the extent a Fund uses ‘commodity interests’ as part of its portfolio, the Adviser expects to manage the Fund so as to comply with the restrictions of CFTC Rule 4.5, including filing a notice of eligibility of exemption from registration in accordance with applicable procedures and deadlines. Though there is no present intent to do so, if the Adviser believes it would be appropriate to hold commodity interests in excess of the Rule 4.5 limits, it will pursue the appropriate registrations with the CFTC.”

30.
Staff Comment: In the SAI discussion of the Funds’ potential use of credit default swaps, clarify whether either Fund will be writing such swaps, and confirm to the Staff that the Fund will segregate the full notional amount of the swap to cover its obligations.

Registrant’s Response: Comment complied with. The Registrant has revised the Funds’ SAI disclosure accordingly.

31.
Staff Comment: The Funds’ fundamental investment limitations presently state that each Fund may not “[p]urchase or sell physical commodities (including, by way of example and not by way of limitation, grains, oilseeds, livestock, meat, food, fiber, metals, petroleum, petroleum-based products or natural gas) or futures or options contracts with respect to physical commodities.” Please reconcile this investment limitation with the Funds’ prospectus disclosure regarding investments in precious metals.

U.S. Securities and Exchange Commission
Division of Investment Management
March 23, 2017

Registrant’s Response: Based on discussions with the Funds’ Adviser, and as discussed in greater detail in the response to Staff Comment No. 12, the Registrant understands that the Adviser intends for each Fund to preserve the ability to hold physical gold for risk management purposes (with such holdings, under normal market conditions, typically not constituting in excess of 5% of the Fund’s assets). In light thereof, the Registrant has amended fundamental investment restriction No. 2 in the Funds’ SAI to provide that each Fund may not:

“Purchase or sell physical commodities (including, by way of example and not by way of limitation, grains, oilseeds, livestock, meat, food, fiber, metals, petroleum, petroleum-based products or natural gas) or futures or options contracts with respect to physical commodities; provided, however, that this restriction shall not restrict a Fund from purchasing or selling any financial contracts or instruments which may be deemed commodities (including, by way of example and not by way of limitation, options, futures, and options on futures with respect, in each case, to interest rates, currencies, stock indexes, bond indexes or interest rate indexes) or any security which is collateralized or otherwise backed by physical commodities, and further provided that each Fund may purchase or sell physical gold and purchase or sell gold commodity contracts or options on such contracts in compliance with applicable laws.”

The Registrant believes that, notwithstanding the restatement in PEA 191 of the fundamental investment restriction described above, it would be appropriate for the Funds’ registration statement to be granted pursuant to Rule 485(b). The Registrant notes that the ability of each Fund to invest in gold is mentioned in the principal investment strategy discussion for each Fund in PEA 183. Though PEA 191 clarifies and elaborates on the Funds’ manner of and risks associated with anticipated use of gold and gold-related securities, those elaborations do not represent, in the Registrant’s view, a materially different principal investment strategy from the one presented in PEA 183. Finally, the Registrant notes that PEA 191 pertains to new series of the Registrant, none of which has commenced operations nor sold shares to investors.

32.	Staff Comment: With respect to fundamental investment limitation No. 7, please include an explanatory note referring to the proviso contained in Section 18(f)(1) of the Investment Company Act.

Registrant’s Response: Comment complied with. The Registrant has included an explanatory note in the Funds’ SAI to the effect that, in connection with fundamental investment limitation No. 7, each Fund may only enter into borrowings if immediately after each borrowing and continuing thereafter it will have an asset coverage of at least 300 percent, and that in the event such coverage falls below 300 percent, the Fund will reduce its borrowings within three days (not including Sundays and holidays) in order to comply with such limits.

U.S. Securities and Exchange Commission
Division of Investment Management
March 23, 2017

33.
Staff Comment: The Staff notes that the Funds include a fundamental investment limitation pursuant to which they will not “[i]nvest more than 25% of total assets (taken at market value at the time of each investment) in the securities of issuers in any particular industry or group of industries.” Please include an explanatory note stating that the Fund and the Adviser may not ignore holdings of affiliated or unaffiliated investment companies for purposes of this investment limitation.

Registrant’s Response: Comment complied with. The SAI in PEA 191 includes an explanatory note stating that “For purposes of assessing compliance with [the investment restriction relating to concentration], each Fund will take into account publicly available information regarding the holdings of affiliated or unaffiliated investment companies.”

* * * * *

If you have any questions or further comments, please contact Peter Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Karen Gilomen
Karen Gilomen
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP